

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 26, 2007

Mr. David P. Suleski, Chief Financial Officer
Canyon Resources Corporation
14172 Denver West Parkway
Suite 250
Golden, CO 80401

>   **Re: Canyon Resources Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed March 2, 2007**
>   **File No. 001-11887**

Dear Mr. Suleski:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 68

Note 3. Summary of Significant and Adoption of New Accounting Policies, page 69

1.   We note your response to comment 1 of our letter dated August 20, 2007.
        Explain to us the reasons why you expensed the note receivable from Gold
        Resource Corporation during 2004 and 2003, and how you considered the
        guidance in paragraph 6.a. of APB 18 in determining how to account for the
        receipt of shares of Gold Resource Corporation.

Warrant Liability, page 71

2.   We note from your response to comment 2 that you determined the error to be
        immaterial to your annual financial statements. Please tell us how you considered
        the effect of the error on your quarterly financial statements for the three months
        ended December 31, 2006.

Note 6. Property, Plant and Mine Development, page 74

3.   We note from your response to comment 4 that the fair values of the options on
        the Adelaide and Tuscarora Gold Projects were not determinable and the gain on
        the asset exchange transaction was based on the fair value of the 3% Briggs
        Royalty, for which the fair value was determinable. Since paragraph 18 of APB
        29, as amended by SFAS 153 states the fair value of the assets surrendered should
        be used to determine the gain or loss to be recognized on the exchange unless not
        clearly evident, identify the fair values of the McDonald properties and associated
        reclamation liability and the basis used to determine these fair values. Please
        make appropriate revisions to your disclosures and financial statements based on
        this guidance.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant